UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 31, 2023, EUDA Health Holdings Limited (“EUDA” and the “Company”) received a notice (the “MVLS Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s listed securities failed to comply with the $35 million market value of listed securities (“Market Value of Listed Securities”) requirement for continued listing on the Nasdaq Capital Market in accordance with Nasdaq Listing Rule 5550(b)(2) based upon the Company’s Market Value of Listed Securities for the 30 consecutive business days prior to the date of the MVLS Notice.

The MVLS Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and the Company has been provided a period of 180 calendar days from the date of the MVLS Notice, or until January 24, 2024, in which to regain compliance (the “MVLS Compliance Period”). In order to regain compliance with Nasdaq Listing Rule 5550(b)(2), the Market Value of Listed Securities of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during the MVLS Compliance Period.

The Company does not currently meet the other continued listing standards of the Nasdaq Capital Market. The MVLS Notice also noted that the Company currently does not meet (i) the requirement for a minimum of $2.5 million in stockholders’ equity under Listing Rules 5550(b)(1), or (ii) the requirement for a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years under Listing Rule 5550(b)(3). The Company intends to consider its available options to resolve the Company’s noncompliance. However, there can be no assurance that the Company will be able to regain compliance with any of these continued listing requirements.

In the event that the Company does not regain compliance with Nasdaq Listing Rule 5550(b)(2) within the MVLS Compliance Period, or regain compliance with Nasdaq Listing Rule 5550(b)(1) or Nasdaq Listing Rule 5550(b)(3), Nasdaq will provide notice to the Company that its listed securities will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance that Nasdaq would grant the Company’s request for continued listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 2, 2023

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer